ALEXCO RESOURCE CORP.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Alexco Resource Corp. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Alexco’s assets;

(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco’s directors; and

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Alexco’s internal control over financial reporting as at December 31, 2013, based on the criteria set forth in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that Alexco’s internal control over financial reporting was effective as at December 31, 2013.

The effectiveness of Alexco’s internal control over financial reporting as at December 31, 2013 has been audited by PricewaterhouseCoopers LLP, Alexco’s independent auditors, as stated in their report which appears on the following page.

“Clynton R. Nauman”	“David E. Whittle”
(signed)	(signed)

Clynton R. Nauman	David E. Whittle
President and Chief Executive Officer	Chief Financial Officer

March 25, 2014

Independent Auditor’s Report

To the Shareholders of Alexco Resource Corp.

We have completed integrated audits of Alexco Resource Corp.’s December 31, 2013 and December 31, 2012 consolidated financial statements and its internal control over financial reporting as at December 31, 2013. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Alexco Resource Corp., which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012 and the consolidated statements of comprehensive income, cash flows and shareholders’ equity for the years ended December 31, 2013 and December 31, 2012 , and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Alexco Resource Corp. as at December 31, 2013 and December 31, 2012 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited Alexco Resource Corp.’s internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Alexco Resource Corp. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by COSO.

(signed) “PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, British Columbia
March 25, 2014

ALEXCO RESOURCE CORP.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(expressed in thousands of Canadian dollars)
	2013	2012

ASSETS

Current Assets
Cash and cash equivalents (see note 7)	$8,610	$23,088
Accounts and other receivables (see note 8)	4,929	9,797
Inventories (see note 9)	5,260	8,700
Prepaid expenses and other current assets	437	542
	19,236	42,127

Non-Current Assets
Restricted cash and deposits (see note 10)	9,460	8,934
Long-term investments (see note 11)	539	2,699
Property, plant and equipment (see note 12)	25,810	30,860
Mineral properties (see note 13)	75,847	127,221
Intangible assets	321	459

Total Assets	$131,213	$212,300

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities (see note 15)	$2,220	$15,596
Income taxes payable (see note 25)	21	151
Environmental services contract loss provision (see note 16)	1	408
Deferred revenue (see note 17)	172	245
Flow-through share premium pending renunciation (see note 20)	1,506	-
	3,920	16,400
Non-Current Liabilities
Environmental services contract loss provision (see note 16)	112	1,359
Deferred revenue (see note 17)	1,234	1,732
Silver streaming interest (see note 18)	18,190	28,082
Decommissioning and rehabilitation provision (see note 19)	3,803	4,087
Deferred income tax liabilities (see note 25)	2,775	14,095

Total Liabilities	30,034	65,755

Shareholders’ Equity	101,179	146,545

Total Liabilities and Shareholders’ Equity	$131,213	$212,300

COMMITMENTS (see note 32)
SUBSEQUENT EVENTS (see notes 18 and 21)

APPROVED ON BEHALF OF
THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“George Brack”
(signed)	(signed)
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31
(expressed in thousands of Canadian dollars,
except per share and share amounts)
	2013	2012

Revenues
Mining operations	$43,114	$76,725
Environmental services	16,319	7,983
Total revenues	59,433	84,708

Cost of Sales (see note 22)
Mining operations	43,143	61,691
Environmental services	7,470	5,097
Total cost of sales	50,613	66,788

Gross Profit (Loss)
Mining operations	(29)	15,034
Environmental services	8,849	2,886
Total gross profit	8,820	17,920

General and administrative expenses (see note 23)	12,471	16,657
Mine site care and maintenance	1,210	-
Foreign exchange losses (gains)	(182)	324
Write-down of mineral properties (see note 14)	51,840	-
Write-down of property, plant and equipment (see note 14)	3,501	-
Loss on impaired long-term investments (see note 11)	2,160	-

	71,000	16,981

Operating Income (Loss)	(62,180)	939

Other Income (Expenses)
Investment income	246	748
Finance costs	(47)	(46)
Gain on sale of mineral property (see note 13(d))	-	6,346
Derivative loss (see note 11)	(98)	(8)

Income (Loss) Before Taxes	(62,079)	7,979

Income Tax Provision (Recovery) (see note 25)
Current	231	449
Deferred	(11,860)	4,110

Net Income (Loss)	(50,450)	3,420

Other Comprehensive Income (Loss)
Items that may be reclassified subsequently to net income (loss) –
Cumulative translation adjustments	(311)	23
Loss on long-term investments (see note 11)	(2,062)	(32)
Recycle loss on impaired long-term investments to current income (see note 11)	2,160	-

Total Comprehensive Income (Loss)	$(50,663)	$3,411

Earnings (Loss) Per Share (see note 26)
Basic	$(0.81)	$0.06
Diluted	$(0.81)	$0.06

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
(expressed in thousands of Canadian dollars

	2013	2012

Cash Flows from Operating Activities
Net income (loss)	$(50,450)	$3,420
Items not affecting cash from operations –
Deferred revenue	(570)	30
Depletion of mineral properties	15,585	21,239
Environmental services contract loss provision	(1,653)	(185)
Silver streaming interest amount recognized	(9,892)	(13,873)
Depreciation of property, plant and equipment	2,915	2,807
Amortization of intangible assets	137	131
Share-based compensation expense	2,419	2,992
Finance costs, derivative (gain) loss and other	(173)	82
Gain on sale of mineral property	-	(6,346)
Write-down of inventory	886	-
Write-down of mineral properties	51,840	-
Write-down of property, plant and equipment	3,501	-
Loss on impaired long-term investments	2,160	-
Deferred income tax provision (recovery)	(11,854)	4,110

	4,851	14,407

Expenditures on decommissioning and rehabilitation	-	(14)
Changes in non-cash working capital balances related to operations –
Decrease in accounts and other receivables	4,868	1,224
Decrease (increase) in inventories	908	(533)
Decrease (increase) in prepaid expenses and other current assets	105	(307)
Increase (decrease) in accounts payable and accrued liabilities	(7,195)	(811)
Increase (decrease) in income taxes payable	(130)	91

	3,407	14,057

Cash Flows from Investing Activities
Expenditures on mining operations properties	(9,639)	(18,347)
Expenditures on exploration and evaluation properties	(10,429)	(10,163)
Purchase of property, plant and equipment	(2,041)	(4,976)
Receipt of proceeds on sale of mineral property	-	3,205
Receipt of up-front payment under AEG remediation services agreement	-	1,172
Increase in restricted cash and deposits	(530)	(4,992)
Decrease in restricted cash and deposits	-	831

	(22,639)	(33,270)

Cash Flows from Financing Activities
Proceeds from issuance of flow-through shares	7,035	-
Issuance costs	(552)	-
Proceeds from exercise of share options	140	560
Purchase of RSU settlement shares	(1,869)	-

	4,754	560

Decrease in Cash and Cash Equivalents	(14,478)	(18,653)

Cash and Cash Equivalents – Beginning of Year	23,088	41,741

Cash and Cash Equivalents – End of Year	$8,610	$23,088

SUPPLEMENTAL INFORMATION (see note 29)

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(expressed in thousands of Canadian dollars)

	Common Shares
				Share			Accumulated
				Options			Other
				and	Contributed	Accumulated	Comprehensive
	Shares	Amount	Warrants	RSUs	Surplus	Deficit	Income	Total

Balance – December 31, 2012	60,428,898	$155,042	$-	$11,113	$5,364	$(24,955)	$(19)	$146,545

Net income	-	-	-	-	-	(50,450)	-	(50,450)
Other comprehensive income	-	-	-	-	-	-	(213)	(213)
Equity offering, net of issuance costs (see note 20)	2,100,000	4,442	-	-	-	-	-	4,442
Share-based compensation expense recognized	-	-	-	2,585	-	-	-	2,585
Exercise of share options	45,000	204	-	(65)	-	-	-	139
Share options forfeited	-	-	-	(2,377)	2,377	-	-	-
Release of RSU settlement shares	43,335	164	-	(164)	-	-	-	-
Purchase of RSU settlement shares	(445,000)	(1,869)	-	-	-	-	-	(1,869)

Balance – December 31, 2013	62,172,233	$157,983	$-	$11,092	$7,741	$(75,405)	$(232)	$101,179

Balance – December 31, 2011	60,039,064	$154,154	$-	$8,552	$4,739	$(28,375)	$(10)	$139,060

Net income	-	-	-	-	-	3,420	-	3,420
Other comprehensive income	-	-	-	-	-	-	(9)	(9)
Share-based compensation expense recognized	-	-	-	3,514	-	-	-	3,514
Exercise of share options	389,834	888	-	(328)	-	-	-	560
Share options forfeited	-	-	-	(625)	625	-	-	-

Balance – December 31, 2012	60,428,898	$155,042	$-	$11,113	$5,364	$(24,955)	$(19)	$146,545

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	Description of Business and Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation operates two principal businesses: a mining business, comprised of mineral exploration and mine development and operation in Canada, primarily in Yukon Territory; and through its Alexco Environmental Group (“AEG”), an environmental services business, providing consulting, remediation solutions and project management services in respect of environmental permitting and compliance and site remediation, in Canada, the United States and elsewhere.

The Corporation is in the process of mining, exploring and developing its mineral properties. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with common industry practice to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties are based on costs incurred to date, adjusted for depletion and impairments, and do not necessarily represent present or future values.

As of September 2013, Bellekeno mining operations were suspended in light of a sharply reduced silver price environment. Despite the suspension and resulting lack of cash flow from mining operations, the Corporation believes that based on its current cash position and cash flows generated from its environmental business it will have sufficient funds to meet its minimum obligations, including general corporate activities, for at least the next 12 months.

Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE MKT Equities Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1150, 200 Granville Street, Vancouver, BC, Canada, V6C 1S4.

2.	Basis of Preparation and Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and were approved for issue by the Board of Directors on March 21, 2014.

These consolidated financial statements have been prepared on a going concern basis under the historical cost method, except for derivative financial instruments, stock-based compensation and certain financial assets which have been measured at fair value. All figures are expressed in Canadian dollars unless otherwise indicated.

3.	Summary of Significant Accounting Policies

The significant accounting policies used in the preparation of these financial statements are summarized below.

(a) Basis of Consolidation

The Corporation’s consolidated financial statements include the accounts of the Corporation and its subsidiaries. Subsidiaries are entities controlled by the Corporation, where control is achieved by the Corporation being exposed to, or having rights to, variable returns from its involvement with the entity and having the ability to affect those returns through its power over the entity. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Corporation controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained by Alexco, and are de-consolidated from the date that control ceases.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The following subsidiaries have been consolidated for all dates presented within these financial statements, and are wholly owned: Alexco Keno Hill Mining Corp. (formerly Alexco Resource Canada Corp., formerly 650399 B.C. Ltd.), Elsa Reclamation & Development Corporation Ltd. (“ERDC”), Alexco Exploration Canada Corp., Access Mining Consultants Ltd. (“Access”) Alexco Resource U.S. Corp. (“Alexco US”), and Alexco Financial Guaranty Corp. (“AFGC”).

All significant inter-company transactions, balances, income and expenses are eliminated on consolidation.

(b)	Cash and Cash Equivalents

Cash and cash equivalents are unrestricted as to use and consist of cash on hand, demand deposits and short term interest-bearing investments with maturities of 90 days or less from the original date of acquisition and which can readily be liquidated to known amounts of cash. Redeemable interest bearing investments with maturities of up to one year are considered cash equivalents if they can readily be liquidated at any point in time to known amounts of cash, the initial period subject to an interest penalty on redemption is less than 90 days, and they are redeemable thereafter until maturity for invested value plus accrued interest.

(c)	Inventories

Inventories include ore in stockpiles, concentrate and materials and supplies. Ore in stockpiles and concentrate are recorded at the lower of weighted average cost and net realizable value. Cost comprises all mining and processing costs incurred, including labor, consumables, production-related overheads, depreciation of production-related property, plant and equipment and depletion of related mineral properties. Net realizable value is estimated at the selling price in the ordinary course of business less applicable variable selling expenses. Materials and supplies are valued at the lower of cost and replacement cost, costs based on landed cost of purchase, net of a provision for obsolescence where applicable.

When inventories have been written down to net realizable value, a new assessment of net realizable value is made in each subsequent period. When circumstances that caused the write-down no longer exist or when there is clear evidence of an increase in net realizable value, the amount of the write down is reversed.

(d)	Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment write-downs. The cost capitalized is determined by the fair value of consideration given to acquire the asset at the time of acquisition or construction, the direct cost of bringing the asset to the condition necessary for operation, and the estimated future cost of decommissioning and removing the asset. Repairs and maintenance expenditures are charged to operations, while major improvements and replacements which extend the useful life of an asset are capitalized.

Depreciation of property, plant and equipment is calculated using the following methods:

Heavy machinery and equipment	5 years straight-line
Land and buildings	20 years straight-line
Furniture and office equipment	5 years straight-line
Computer hardware	3 years straight-line
Computer software	2 years straight-line
Leasehold improvements	Straight-line over the term of lease
Roads	5 years straight-line
Camp and other site infrastructure	10 years straight-line
Ore-processing mill components	Variously between 5 and 30 years straight-line

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other gains or losses in earnings.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(e)	Mineral Properties

Exploration and Evaluation Properties

The Corporation capitalizes exploration and evaluation expenses at cost for expenditures incurred after it has obtained legal rights to explore a specific area and before technical feasibility and commercial viability of extracting mineral resources are demonstrable.

All direct and indirect costs relating to the exploration of specific properties with the objective of locating, defining and delineating the resource potential of the mineral interests on specific properties are capitalized as exploration and evaluation assets, net of any directly attributable recoveries recognized, such as exploration or investment tax credits.

At each reporting date, exploration and evaluation assets are evaluated and classified as mining operations assets upon completion of technical feasibility and determination of commercial viability.

Grassroots exploration expenditures incurred prior to the Corporation acquiring or obtaining the right to acquire a mineral property are expensed.

Mining Operations Properties

Mining operations properties are recorded at cost on a property-by-property basis. The recorded cost of mining operations properties is based on acquisition costs incurred to date, including capitalized exploration and evaluation costs and capitalized development costs, less depletion, recoveries and write-offs. Capitalized development costs include costs incurred to establish access to mineable resources where such costs are expected to provide a long-term economic benefit, as well as operating costs incurred, net of the proceeds from any sales generated, prior to the time the property achieves commercial production.

Depletion of mining operations properties is calculated on the units-of-production basis using estimated mine plan resources, such resources being those defined in the mine plan on which the applicable mining activity is based. The mine plan resources for such purpose are generally as described in an economic analysis supported by a technical report compliant with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects.

(f)	Intangible Assets

Customer relationships, rights to provide services and database assets acquired through business combinations, and acquired patents, are recorded at fair value at acquisition date. All of the Corporation’s intangible assets have finite useful lives, and are amortized using the straight-line method over their expected useful lives as follows:

Customer relationships	5 years
Rights to provide services and database	4 years
Patents	Over remaining life

(g)	Impairment of Non-Current Non-Financial Assets

The carrying amounts of non-current non-financial assets are reviewed and evaluated for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. Non-current non-financial assets include property, plant, equipment, mineral properties and finite-life intangible assets. If the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to recoverable value.

The recoverable amount is the higher of an asset’s “fair value less cost of disposal” and “value-in- use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined, with a cash-generating unit being the smallest identifiable group of assets and liabilities that generate cash inflows independent from other assets. Exploration and evaluation assets are each separately assessed for impairment, and are not allocated by the Corporation to a CGU for impairment assessment purposes. “Fair value less cost of disposal” is determined as the amount that would be obtained from the sale of the asset or cash-generating unit in an arm’s length transaction between knowledgeable and willing parties. In assessing “value-in-use”, the future cash flows expected to arise from the continuing use of the asset or cash-generating unit in its present form are estimated using assumptions that an independent market participant would consider appropriate, and are then discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset or unit.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Where conditions that gave rise to a recognized impairment loss are subsequently reversed, the amount of such reversal is recognized into earnings immediately, though is limited such that the revised carrying amount of the asset or cash-generating unit does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash generating unit.

(h)	Silver Streaming Interest

Advance payments received under the silver streaming interest acquired by Silver Wheaton Corp. (“Silver Wheaton”) have been deferred and are being recognized on a units-of-production-sold basis, as a component of the cost of sales for that production. The amount recognized each period represents the proportion of silver ounces deliverable under the streaming interest on account of silver production sold that period, to the total ounces of silver which at the time are estimated as remaining to be delivered under the streaming interest. Also recognized within cost of sales each period is the actual or estimated market price of the silver ounces delivered or deliverable under the streaming interest on account of silver production sold that period, less the related per-ounce cash amount received or to be received from Silver Wheaton on such delivery.

(i)	Provisions

General

Provisions are recorded when a present legal or constructive obligation exists as a result of past events, where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

The expense relating to any provision is presented in profit or loss net of any reimbursement. Provisions are discounted using a current risk-free pre-tax rate that reflects where appropriate the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Decommissioning and Rehabilitation Provision

The Corporation recognizes a decommissioning and rehabilitation provision for statutory, contractual, constructive or legal obligations to undertake reclamation and closure activities associated with property, plant, equipment and mineral properties, generally at the time that an environmental or other site disturbance occurs or a constructive obligation for reclamation and closure activities is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Provisions are measured at the present value of the expected future expenditures required to settle the obligation, using a risk-free pre-tax discount rate reflecting the time value of money and risks specific to the liability. The liability is increased for the passage of time, and adjusted for changes to the current market-based risk-free discount rate as well as changes in the estimated amount or timing of the expected future expenditures. The associated restoration costs are capitalized as part of the carrying amount of the related asset and then depreciated accordingly.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(j)	Revenue Recognition

All revenue is measured at the fair value of the consideration received or receivable when the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Corporation, and is subject to the provision that ultimate collection be reasonably assured at the time of recognition.

Revenue arising from sale of concentrate under the Corporation’s off-take agreements is recognized when the significant risks and rewards of ownership have passed, generally at the time of delivery to the smelter and when title and insurance risk has passed to the customer. Revenue from the sale of concentrate is recorded net of charges for smelter treatment and refining. The exposure to changes in metal prices between initial revenue recognition and final settlement, which could occur up to a number of months subsequent to initial recognition, represents an embedded derivative. This embedded derivative is recorded in accounts receivable and marked-to-market each period until final settlement occurs, with changes in fair value classified as an adjustment to revenue. All amounts received in respect of payable metals within concentrate are accounted for on a co-product basis and are included in revenue.

Revenue from environmental services is recognized with reference to the stage of completion, based on an output appropriate to the particular service contract, such as performance of agreed service deliverables, or provision of billable hours under straight hourly bill contracts. Payments received prior to recognition of the related revenue are recorded as deferred revenue.

(k)	Share-Based Compensation and Payments

The cost of incentive share options and other equity-settled share-based compensation and payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period. With respect to incentive share options, grant-date fair value is measured using the Black-Scholes option pricing model. With respect to restricted share units, grant-date fair value is determined by reference to the share price of the Corporation at the date of grant. Where share-based compensation awards are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant-date fair value. Share-based compensation expense is recognized over the tranche’s vesting period by a charge to earnings, based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

(l)	Flow-Through Shares

The proceeds from the offering of flow-through shares are allocated between the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the market value of the shares and the amount the investors pay for the flow-through shares. A liability is recognized for the premium paid by the investors and is then recognized in the results of operations in the period the eligible exploration expenditures are incurred.

(m)	Warrants

When the Corporation issues units that are comprised of a combination of shares and warrants, the value is assigned to shares and warrants based on their relative fair values. The fair value of the shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model.

(n)	Current and Deferred Income Taxes

Income tax expense comprises current and deferred income taxes. Current and deferred income taxes are recognized in profit or loss except to the extent that they relate to a business combination or to items recognized directly in equity or in other comprehensive income.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Current income taxes are the expected taxes payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous periods.

Deferred income taxes are recognized using the liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. However, deferred income taxes are not recognized if they arise from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit nor loss. Deferred income taxes are determined using tax rates and laws that have been enacted or substantively enacted at the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets and liabilities are presented as non-current in the financial statements.

Deferred income tax assets and liabilities are offset if there is a legally enforceable right of offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the assets can be utilized.

(o)	Translation of Foreign Currencies

The financial statements of each entity in the group are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars.

The functional currency of all entities in the Corporation group other than Alexco US is the Canadian dollar, while the functional currency of Alexco US is the United States dollar. The financial statements of Alexco US are translated into the Canadian dollar presentation currency using the current rate method as follows:

Assets and liabilities – at the closing rate at the date of the statement of financial position.

Income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates).

All resulting changes are recognized in other comprehensive income as cumulative translation adjustments.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in other comprehensive income.

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary is reallocated between controlling and non-controlling interests

(p)	Earnings or Loss Per Share

Basic earnings per share is calculated by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Diluted earnings per share is calculated using the treasury share method whereby all “in the money” options, warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period.

(q)	Financial Instruments

Financial assets and financial liabilities, including derivative instruments, are initially recognized at fair value on the balance sheet when the Corporation becomes a party to their contractual provisions. Measurement in subsequent periods depends on the financial instrument’s classification.

Loans and Receivables

Cash and cash equivalents and accounts and other receivables (other than embedded derivatives) are measured at amortized cost. Where necessary, accounts and other receivables are recorded net of allowances for uncollectible amounts.

Financial Assets at Fair Value Through Profit or Loss

Derivative instruments, including embedded derivatives included within accounts receivable arising from sales of concentrates, are classified as fair value through profit or loss and accordingly are measured at fair value. Unrealized gains and losses on embedded derivatives arising from the sale of concentrates are recognized as adjustments to revenue. Unrealized gains and losses on other derivatives, if any, are recorded as part of other gains or losses in earnings.

Held-to-Maturity Investments

Investments, including term deposits not included in cash equivalents, with fixed or determinable payments and fixed maturity and which the Corporation has the intention and ability to hold to maturity are classified as held to maturity and thus are measured at amortized cost using the effective interest method.

Available For Sale Financial Assets

Investments are designated as available-for-sale and measured at fair value, with unrealized gains and losses recognized in other comprehensive income. If a decline in fair value is significant or prolonged, it is deemed to be other-than-temporary and the loss is recognized in earnings. Available- for-sale investments are recorded as non-current assets unless management intends to dispose of them within twelve months of the balance sheet date.

Financial Liabilities

Financial liabilities include accounts payable and accrued liabilities, and are measured at amortized cost using the effective interest method. Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

Impairment and Uncollectibility of Financial Assets

At each reporting date, the Corporation assesses whether there is objective evidence of impairment of any financial asset measured at other than fair value, or available for sale financial assets where a decline in fair value has been recognized in other comprehensive income. If such evidence exists, the Corporation recognizes an impairment loss.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(r)	Fair Value Measurement

Where fair value is used to measure assets and liabilities in preparing these financial statements, it is estimated at the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions. Fair values are determined from inputs that are classified within the fair value hierarchy defined under IFRS as follows:

Level 1 –	Quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2 –	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
Level 3 –	Inputs for the asset or liability that are unobservable

4.	New and Revised Accounting Standards Adopted

The following new and revised standards and amendments are effective for annual periods beginning on or after January 1, 2013, and accordingly have now been adopted by the Corporation. The adoption of these standards and amendments has had no significant impact on the Corporation’s consolidated financial statements.

(i)

IFRS 10 Consolidated Financial Statements requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under previous IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

(ii)

IFRS 11 Joint Arrangements requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under previous IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-monetary Contributions by Venturers.

(iii)

IFRS 12 Disclosure of Interests in Other Entities establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities.

(iv)

IFRS 13 Fair Value Measurement is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under previous IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

(v)

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine sets out the accounting for overburden waste removal (stripping) costs in the production phase of a mine. Stripping activity may create two types of benefit: (1) inventory produced, and (2) improved access to ore. Stripping costs associated with the former should be accounted for as a current production cost in accordance with IAS 2 Inventories. The latter should be accounted for as an addition to or enhancement of an existing asset.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

5.	Accounting Standards and Amendments Issued but Not Yet Adopted

IFRS 9 Financial Instruments was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 Financial Instruments – Recognition and Measurement for financial assets with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments – Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and derecognition of financial instruments. In December 2011, amendments to IFRS 7 were issued to require additional disclosures on transition from IAS 39 to IFRS 9. In November 2013, IFRS 9 was amended to include guidance on hedge accounting and to allow entities to early adopt the requirement to recognize changes in fair value attributable to changes in the entity’s own credit risk, from financial liabilities designated under the fair value option, in other comprehensive income (without having to adopt the remainder of IFRS 9).

In July 2013, the IASB tentatively decided to defer the mandatory effective date of IFRS 9. The IASB agreed that the mandatory effective date should no longer be annual periods beginning on or after January 1, 2015 but rather be left open pending the finalization of the impairment and classification and measurement requirements. The Corporation has not yet determined what the impact will be on its financial statements from the adoption of IFRS 9.

6.	Critical Judgements and Major Sources of Estimation Uncertainty

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. The estimates management makes in this regard include those regarding future commodity prices and foreign currency exchange rates, which are an important component of several estimates and assumptions management must make in preparing the financial statements, including but not limited to estimations and assumptions regarding the evaluation of the carrying amount of mineral properties and other assets, the estimation of decommissioning and rehabilitation provisions, the estimation of revenues and the value of the embedded derivative related to sales of concentrate, and the estimation of the net realizable value of inventories. Management bases its estimates of future commodity prices and foreign currency exchange rates primarily on consensus investment analyst forecasts, which are tracked and updated as published on generally a quarterly basis. Estimates are made by management regarding year-by-year prices and rates looking forward approximately three to four years, as well as for long-term prices and rates.

The most significant judgments and estimates made by management in preparing the Corporation’s financial statements are described as follows:

•	Mineral Resources

The determination of the Corporation’s estimated mineral resources by appropriately qualified persons requires significant judgements regarding the interpretation of complex geological and engineering data including the size, depth, shape and nature of the deposit and anticipated plans for mining, as well as estimates of future commodity prices, foreign exchange rates, capital requirements and production costs. These mineral resource estimates are used in many determinations required to prepare the Corporation’s financial statements, including evaluating the recoverability of the carrying amount of its non-current non-financial assets; determining rates of depreciation, depletion and amortization; determining the recognition in income each period of the amount of advance payments received under the silver streaming interest; and estimating amounts of deferred income taxes.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

•	Impairment of Non-Current Non-Financial Assets

The Corporation reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and estimation uncertainties that may further affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.
In the preparation of the Corporation’s 2013 second quarter interim financial statements, certain indicators of potential impairment were identified, and a review of the carrying amounts of non-current non-financial assets was carried out as a result. See note 14 for details on the significant judgements, estimates and assumptions applied in carrying out this review.

•	Decommissioning and Rehabilitation Provision

Management’s determination of the Corporation’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. Significant judgements must be made when determining such reclamation and closure activities and measures required and potentially required.

7.	Cash and Cash Equivalents

	December 31	December 31
	2013	2012

Cash at bank and on hand	$4,855	$2,305
Short-term bank deposits	3,755	20,783

	$8,610	$23,088

8.	Accounts and Other Receivables

	December 31	December 31
	2013	2012

Trade receivables	$3,264	$9,417
Interest and other	2,150	1,336
Less: allowance for doubtful accounts	(485)	(956)

	$4,929	$9,797

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

9.	Inventories

	December 31	December 31
	2013	2012

Ore in stockpiles	$4,269	$3,626
Concentrate	-	3,940
Materials and supplies	991	1,134

	$5,260	$8,700

During the year ended December 31, 2013, the cost of inventories recognized as an expense and included in mining cost of sales was $44,714,000 (2012 – $61,351,000), and also included in mining cost of sales were write-downs of lead concentrate inventory totaling $886,000 (2012 – $nil) (see note 22).

10.	Restricted Cash and Deposits

	December 31	December 31
	2013	2012

Non-current:
Security for remediation services agreement (see note 17)	$4,992	$4,992
Security for decommissioning obligations	4,173	3,190
Other	295	752

	$9,460	$8,934

(a)	Security for decommissioning obligations

Of the Corporation’s restricted cash and deposits at December 31, 2013, $4,173,000 (2012 – $3,190,000) comprises security provided to regulatory bodies under safekeeping agreements in accordance with its various operating permits. This security is in respect of mine-site reclamation at certain of the Corporation’s mineral properties, and is releasable back to the Corporation as and when reclamation activities are completed (see note 19).

(b)	Other

The balance of the Corporation’s restricted cash and deposits comprises security provided in respect of certain long-term operating lease commitments.

11.	Long-term Investments

	December 31	December 31
	2013	2012

Common shares	$525	$2,588
Warrants	14	111

	$539	$2,699

On September 26, 2012, the Corporation completed the sale of its remaining interest in the Brewery Creek mineral property to Americas Bullion Royalty Corp. (formerly Golden Predator Corp.) (see note 13(d)). As part of the consideration, the Corporation received 7,500,000 common shares of Americas Bullion Royalty Corp., and purchase warrants to acquire a further 3,750,000 common shares for a price of $1.15 per share at any time until September 25, 2014.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

During the year ended December 31, 2013, the Corporation recorded fair value adjustment losses, pre-tax, to both the common shares and the warrants of $2,062,000 and $98,000 (2012 – $32,000 and $8,000) respectively, in other comprehensive income and net income respectively. During the second quarter of 2013, the Corporation also recorded an impairment charge against its common share investment in Americas Bullion Royalty Corp totaling $1,785,000 (2012 – $nil) (see note 14). That amount plus subsequent fair value adjustment losses, in total $2,160,000, has been recycled from other comprehensive income to current income.

12.	Property, Plant and Equipment

				Heavy
			Ore	Machinery	Leasehold
	Land and	Camp, Roads,	Processing	and	Improvements
Cost	Buildings	and Other Site	Mill	Equipment	& Other	Total

December 31, 2011	$-	$4,747	$25,666	$4,660	$1,162	$36,235
Additions	1,205	1,120	353	1,929	83	4,690
Disposals	-	-	-	(97)	-	(97)

December 31, 2012	1,205	5,867	26,019	6,492	1,245	40,828
Additions	159	190	241	1,267	49	1,906
Write-downs		(390)	(2,628)	(483)	-	(3,501)

December 31, 2013	$1,364	$5,667	$23,632	$7,276	$1,294	$39,233

				Heavy
			Ore	Machinery	Leasehold
Accumulated	Land and	Camp, Roads,	Processing	and	Improvements
Depreciation	Buildings	and Other Site	Mill	Equipment	& Other	Total

December 31, 2011	$-	$1,674	$1,724	$2,271	$891	$6,560
Depreciation	35	577	1,770	953	145	3,480
Disposals	-	-	-	(72)	-	(72)

December 31, 2012	35	2,251	3,494	3,152	1,036	9,968
Depreciation	60	665	1,660	1,006	64	3,455

December 31, 2013	$95	$2,916	$5,154	$4,158	$1,100	$13,423

				Heavy
			Ore	Machinery	Leasehold
	Land and	Camp, Roads,	Processing	and	Improvements
Net book Value	Buildings	and Other Site	Mill	Equipment	& Other	Total

December 31, 2011	$-	$3,073	$23,942	$2,389	$271	$29,675

December 31, 2012	$1,170	$3,616	$22,525	$3,340	$209	$30,860

December 31, 2013	$1,269	$2,751	$18,478	$3,118	$194	$25,810

During the year ended December 31, 2013, the Corporation recorded total depreciation of property, plant and equipment of $3,455,000 (2012 – $3,480,000), of which $2,915,000 (2012 – $2,632,000) has been charged to income with $1,997,000 (2012 – $2,356,000) recorded to mining cost of sales, $156,000 (2012 – $86,000) recorded in environmental services cost of sales and $762,000 (2012 – $190,000) reflected under general expenses.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Of the balance, $448,000 (2012 – $671,000) was related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties, and the difference reflects the changes in depreciation capitalized within opening and ending ore and concentrate inventories for the period.

In the second quarter of 2013, the Corporation recorded an impairment charge to property, plant and equipment totaling $3,501,000 (2012 – $nil) (see note 14).

13.	Mineral Properties

			Expenditures	Depletion	Written	December 31
	December 31, 2012		Incurred	Recognized	Down	2013
		Non-
	Depletable	depletable

Mineral Properties
Keno Hill District Properties –
Bellekeno	$48,002	$-	$3,788	$(13,893)	$(20,182)	$17,715
Lucky Queen	-	15,871	2,358	-	(9,145)	9,084
Onek	-	19,120	4,200	-	(22,513)	807
McQuesten	-	3,650	20	-	-	3,670
Silver King	-	6,983	3	-	-	6,986
Flame & Moth	-	11,374	3,628	-	-	15,002
Bermingham	-	9,003	154	-	-	9,157
Elsa Tailings	-	858	26	-	-	884
Other Keno Hill Properties	-	12,170	182	-	-	12,352
Other		190	-	-	-	190

Total	$48,002	$79,219	$14,359	$(13,893)	$(51,840)	$75,847

			Expenditures	Depletion	Written	December 31
	December 31, 2011		Incurred	Recognized	Down	2012
		Non-
	Depletable	depletable

Mineral Properties
Keno Hill District Properties –
Bellekeno	$55,551	$-	$13,278	$(20,827)	$-	$48,002
Lucky Queen	-	9,201	6,670	-	-	15,871
Onek	-	14,987	4,133	-	-	19,120
McQuesten	-	3,614	36	-	-	3,650
Silver King	-	6,900	83	-	-	6,983
Flame & Moth	-	6,500	4,874	-	-	11,374
Bermingham	-	6,679	2,324	-	-	9,003
Elsa Tailings	-	437	421	-	-	858
Other Keno Hill Properties	-	9,789	2,381	-	-	12,170
Brewery Creek	-	173	(173)	-	-	-
Other	-	190	-	-	-	190

Total	$55,551	$58,470	$34,027	$(20,827)	$-	$127,221

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

	Mining	Exploration and
	Operations	Evaluation
	Properties	Properties	Total

December 31, 2013
Cost	$128,440	$48,241	$176,681
Accumulated depletion and write-downs	100,834	-	100,834
Net book value	$27,606	$48,241	$75,847

December 31, 2012
Cost	$83,103	$79,219	$162,322
Accumulated depletion and write-downs	35,101	-	35,101
Net book value	$48,002	$79,219	$127,221

December 31, 2011
Cost	$69,825	$58,470	$128,295
Accumulated depletion and write-downs	14,274	-	14,274
Net book value	$55,551	$58,470	$114,021

During the year ended December 31, 2013, the Corporation recognized depletion with respect to Bellekeno totaling $13,893,000 (2012 – $20,827,000), of which $15,585,000 (2012 – $21,239,000) is included in mining cost of sales and the difference reflects the changes in depletion charge included within opening and ending ore and concentrate inventories for the period. Depletion for Bellekeno in 2013 was based 100% (2012 – 100%) on indicated resources, as defined in Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects.

(a)	Keno Hill District Properties

The Corporation’s mineral interest holdings in the Keno Hill District, located in Canada’s Yukon Territory, are comprised of a number of properties.

The majority of the Corporation’s mineral rights within the Keno Hill District were purchased from the interim receiver of United Keno Hill Mines Limited and UKH Minerals Limited (collectively, “UKHM”) in 2006 and are held by ERDC. As a condition of that purchase, a separate agreement was entered into between Alexco, ERDC, the Government of Canada and the Government of Yukon (the “Subsidiary Agreement”), under which the Government of Canada indemnified ERDC and Alexco from and against all liabilities arising directly or indirectly from the pre-existing condition of the former UKHM mineral rights. The Subsidiary Agreement also provided that ERDC may bring any mine into production on the former UKHM mineral rights by designating a production unit from the mineral rights relevant to that purpose and then assuming responsibility for all costs of the production unit’s water related care and maintenance and water related components of closure reclamation.

In addition, the Subsidiary Agreement detailed the basis under which ERDC was retained by the Government of Canada as a paid contractor responsible on a continuing basis for the environmental care and maintenance and ultimate closure reclamation of the former UKHM mineral rights. It provided that ERDC share the responsibility for the development of the ultimate closure reclamation plan with the Government of Canada, for which it would receive fees of 65% of agreed commercial contractor rates, and this plan development is currently ongoing. Upon acceptance and regulatory approval, the closure reclamation plan will be implemented by ERDC at full agreed contractor rates. During the period required to develop the plan and until the closure plan is executed, ERDC is also responsible for carrying out the environmental care and maintenance at various sites within the UKHM mineral rights, for a fixed annual fee adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. Under the Subsidiary Agreement, the portion of the annual fee amount so determined which was billable by ERDC in respect of each site reduced by 15% each year until all site-specific care and maintenance activities were replaced by closure reclamation activities; provided however that should a closure reclamation plan be prepared but not accepted and approved, the portion of annual fees billable by ERDC would revert to 85% until the Subsidiary Agreement was either amended or terminated. ERDC receives agreed commercial contractor rates when retained by government to provide environmental services in the Keno Hill District outside the scope of care and maintenance and closure reclamation planning under the Subsidiary Agreement.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

In July 2013, the Corporation executed an amended and restated Subsidiary Agreement, the ARSA, with the Government of Canada. Recognizing that developing the closure reclamation plan is more complicated than originally anticipated, the ARSA provides for the Government of Canada to contribute a higher proportion of closure plan development costs than provided for under the Subsidiary Agreement, retroactive to 2009. As a result, included in revenues for AEG for the year ended December 31, 2013 is $1,983,000 in retroactive fees. Going forward, ERDC will receive 95% of agreed commercial contractor rates for ongoing development of the closure reclamation plan. Furthermore, with respect to care and maintenance activity during the closure reclamation planning phase, the original reducing fee scale is replaced by a fixed fee of $850,000 per year, representing approximately 50% of estimated fully-billable care and maintenance fees. As a result, included in AEG cost of sales is an $850,000 reduction in the Corporation’s environmental services contract loss provision.

Other Subsidiary Agreement terms unchanged by the ARSA include that ERDC is required to pay into a separate reclamation trust a 1.5% net smelter return royalty, to an aggregate maximum of $4 million for all production units, from any future production from the former UKHM mineral rights, commencing once earnings from mining before interest, taxes and depreciation exceed actual exploration costs, to a maximum of $6.2 million, plus actual development and construction capital. That commencement threshold was achieved during the year ended December 31, 2013, and as at December 31, 2013 a total of $109,000 in such royalties had been accrued as payable. Additionally, a portion of any future proceeds from sales of the acquired UKHM assets must also be paid into the separate reclamation trust. Also substantially unchanged by the ARSA are the pre-existing conditions indemnification and the right to bring any mine into production on the former UKHM mineral rights. The rights of the Government of Canada under the Subsidiary Agreement and the ARSA are supported by a general security agreement over all of the assets of ERDC.

The ARSA can be terminated at ERDC’s election should a closure reclamation plan be prepared but not accepted and approved, and at the Governments’ election should ERDC be declared in default under the ARSA.

(b)	Mining Operations

The Corporation’s mining operations reflect production from one mine, Bellekeno, a primary silver mine with lead, zinc and gold by-products. During the second quarter of 2013, both the Lucky Queen and Onek properties were reclassified from exploration and evaluation assets to mining operations assets as a result of the receipt of remaining operating permits, though neither property has as yet been placed into production.

From September 2013, Bellekeno mining operations have been suspended in light of a sharply reduced silver price environment, and in the second quarter of 2013 the Corporation recorded an impairment charge to the Bellekeno, Lucky Queen and Onek mineral properties totaling $51,840,000 (2012 – $nil) (see note 14).

(c)	Keno Hill Royalty Encumbrances

As noted above, under the Subsidiary Agreement and unchanged by the ARSA, the former UKHM mineral rights are subject to a 1.5% net smelter return royalty, to an aggregate maximum of $4 million for all production units. Certain of the Corporation’s non-UKHM mineral rights located within or proximal to the McQuesten property are subject to a net smelter return royalty ranging from 0.5% to 2%. Certain other of the non-UKHM mineral rights located within the McQuesten property are subject to a separate net smelter return royalty of 2% under which the Corporation makes an annual advance royalty payment of $20,000 per year. A limited number of the Corporation’s non-UKHM mineral rights located throughout the remainder of the Keno Hill District are subject to net smelter return royalties ranging from 1% to 1.5%.

(d)	Brewery Creek

Effective September 26, 2012, the Corporation completed the sale of the remainder of its interest in the Brewery Creek property to a third party, Americas Bullion Royalty Corp., for proceeds of $3,205,000 cash plus 7,500,000 common shares of Americas Bullion Royalty Corp. and purchase warrants to acquire a further 3,750,000 common shares for a price of $1.15 per share at any time until September 25, 2014 (see note 11), as well as a net smelter return royalty on gold production from Brewery Creek of between 2% and 2.75% . As a result, and including reversal of the decommissioning and rehabilitation provision related to the property (see note 19), a gain of $6,346,000 was included in net income in 2012.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

14.	Impairment

At June 30, 2013, the carrying amount of the Corporation’s net assets exceeded its market capitalization, which was considered an indicator of potential impairment of the carrying amount of its non-current non- financial assets. In addition, sharp and significant declines in silver prices occurred during the three months ended June 30, 2013, and in July the Corporation announced a plan to suspend Bellekeno mining operations over the coming winter in light of the low silver price environment. As a result, the Corporation carried out a review of the carrying amounts of the non-current non-financial assets in its mining operations segment, which segment has been determined to be a cash generating unit (“CGU”) for this purpose.

In carrying out this review, the Corporation was required to make significant judgements, including with respect to the allocation of assets to the mining operations CGU, as well as the selection and application of appropriate valuation methods. The Corporation was also required to make significant estimates and assumptions, including with respect to mine plan tonnages and grades, capital and operating costs, future commodity prices, foreign currency exchange rates, discount rates and net asset value multiples. By their nature, such estimates and assumptions are subject to significant uncertainty.

Recoverable amount was determined based on estimated fair value less cost of disposal (“FVLCD”), which for the mining operations CGU was determined to be greater than value in use. FVLCD for the mining operations CGU was determined based on the net present value of after-tax future cash flows expected to be generated within that unit. In addition, a net asset value multiple was applied to take account of certain additional value factors, particularly additional exploration potential and the benefit of optionality to the prices of silver, lead and zinc, being the main production metals of the unit. Factors were also applied for the expected benefit of potential operating cost optimizations. In making these determinations, metal prices over the next approximately four years were assumed to range from US$21.00 to US$23.50 for silver, US$0.93 to US$1.05 for lead and US$0.85 to $1.05 for zinc, and foreign currency exchange rates to be approximately US$0.96 per Canadian dollar, based on then-current consensus investment analyst forecasts. Expected future cash flows were discounted using a real after-tax rate of 10%, representing the time value of money and estimated risks specific to the assets under review. This estimate of FVLCD is categorized as Level 3 in the fair value hierarchy (see note 3(q)).

Based on the results of its review, the Corporation recognized an impairment loss at June 30, 2013 totaling $55,341,000, attributed as follows:

	Reporting Segment	Impairment Loss

Mineral properties:
Bellekeno	Mining operations	$20,182
Lucky Queen	Mining operations	9,145
Onek	Mining operations	22,513

Property, plant and equipment:
Ore processing mill	Mining operations	2,628
Heavy machinery and equipment	Mining operations	483
Camp, roads and other site	Mining operations	390

Total impairment loss		$55,341

The non-current non-financial assets in the mining operations segment were written down to their recoverable amount of $32,906,000. Consequently, any significant negative change in the key assumptions made in determining the recoverable amount could result in an additional impairment loss.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

In addition, at June 30, 2013 the Corporation recorded an impairment charge of $1,785,000 in respect of its long-term investment in Americas Bullion Royalty Corp. (see note 11), due to a significant and sustained decline observed in its traded market value.

As at December 31, 2013, no new indicators of potential impairment have been identified with respect to the Corporation’s non-current non-financial assets.

Exploration and evaluation assets are each separately assessed for impairment, and are not allocated by the Corporation to a CGU for impairment assessment purposes. As at June 30, 2013 and December 31, 2013, and pursuant to IFRS 6 Exploration For and Evaluation Of Mineral Resources, no indicators were identified which suggested the carrying amounts of the Corporation’s exploration and evaluation assets may exceed their recoverable amount.

15.	Accounts payable and accrued liabilities

	December 31	December 31
	2013	2012

Trade payables	$1,134	$9,958
Accrued liabilities and other	1,086	5,638

	$2,220	$15,596

16.	Environmental Services Contract Loss Provision

	December 31	December 31
	2013	2012
Balance – beginning of year	$1,767	$1,952
Increase (reduction) due to changes in loss estimation	(743)	333
Reduction due to current period loss realization	(911)	(518)
Balance – end of year	113	1,767
Less: current portion	(1)	(408)
	$112	$1,359

As described in note 13(a), ERDC is responsible for carrying out environmental care and maintenance at various sites within the former UKHM mineral rights until acceptance and regulatory approval are obtained for the closure reclamation plan, for a fixed annual fee adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. Under the original Subsidiary Agreement, the portion of the site-by-site adjusted annual fee determination basis which was billable by ERDC reduced by 15% each year until all site-specific care and maintenance activities were replaced by closure reclamation activities. As a result, an environmental services contract loss provision was previously recognized to reflect aggregate future losses estimated to be realized with respect to such care and maintenance activities.

During the continual review of this contract loss provision estimate and based on ongoing discussions with Government regarding the process and timing that will be required to obtain acceptance and regulatory approval of the closure reclamation plan, at December 31, 2012 management extended the estimated date by which the care and maintenance phase will end to March 2015, which resulted in an increase of $333,000. At December 31, 2013, this estimated date was further extended to August 2018, resulting in an increase of $107,000 in the fourth quarter of 2013.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

With the execution of the ARSA (see note 13(a)), the original reducing fee scale is replaced by a fixed fee of $850,000 per year, representing approximately 50% of estimated fully-billable fees. As a result, the environmental services contract loss provision was reduced by $850,000 in the third quarter of 2013.

All changes in the contract loss provision are recorded within AEG cost of sales for the period in which they occur.

17.	Deferred Revenue

	December 31	December 31
	2013	2012
Deferred revenue – total	$1,406	$1,977
Less: current portion	(172)	(245)
	$1,234	$1,732

In January, 2012, Alexco Resource U.S. Corp. (“Alexco US”), a wholly owned subsidiary of the Corporation and a member of AEG, entered into an agreement with a third party customer to provide certain environmental consulting and remediation services. Under the agreement, Alexco US provided certain cost performance commitments, for which an up-front payment of US$1,175,000 (CAD$1,172,000) was received. The Corporation placed US$5,000,000 (CAD$4,992,000) into escrow in support of this cost performance commitment, which amount is recorded in restricted cash and deposits.

The up-front payment of $1,172,000 was recorded in deferred revenue and is being recognized in revenue based on the percentage completion of the services under the remediation services agreement. During the year ended December 31, 2013, the Corporation recognized in AEG revenue $374,000 (2012 – $149,000) of the up-front payment.

The remaining deferred revenue amounts relate to the care and maintenance phase under the Subsidiary Agreement (see note 13(a)).

18.	Silver Streaming Interest

	December 31	December 31
	2013	2012
Balance – beginning of year	$28,082	$41,955
Amount recognized in cost of sales (see note 22)	(9,892)	(13,873)
Balance – end of year	$18,190	$28,082

Under a silver streaming interest held by Silver Wheaton Corp. (“Silver Wheaton”), Silver Wheaton is purchasing from the Corporation an amount of refined silver equal to 25% of the payable silver produced by the Corporation from its Keno Hill District mineral properties, if and when such payable silver is delivered to an off-taker and as the Corporation is paid for such payable silver. Silver Wheaton has paid the Corporation advance amounts totaling US$50 million, the last of which was received in January 2011, and for each ounce of silver purchased must pay the Corporation an additional cash amount of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price at the time of delivery. Under the agreement, the deposit balance is reduced on each silver delivery by the excess of the prevailing market value of the silver delivered over the per-ounce cash amount paid by Silver Wheaton at the time. After the initial 40 year term of the agreement, the Corporation is required to refund the balance of any deposit payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Silver Wheaton exercised its right to terminate the streaming interest in an event of default by the Corporation. The Corporation will be required to refund a pro-rata portion of the balance of the advance payments not yet reduced to the extent the Bellekeno mine has not achieved production throughput of 400 tonnes of ore per day over a 30 day period by June 30, 2015, as extended pursuant to an amendment entered into effective March 11, 2014. The maximum amount of any such refund is US$9,750,000. Commencing January 2014, and ending the earlier of June 30, 2015 and the completion of the 400 tonnes per day throughput test, as extended by the same amendment, the Corporation may be required to sell more than 25% of the payable silver produced, depending on the extent by which the 400 tonnes per day test has not yet been met. In support of its rights under the silver streaming interest, Silver Wheaton holds a security interest in substantially all of the Corporation’s plant and equipment and mineral properties located within the Keno Hill District.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

19.	Decommissioning and Rehabilitation Provision

	December 31	December 31
	2013	2012

Balance – beginning of year	$4,087	$3,849

Additional decommissioning and rehabilitation obligations incurred	-	714
Increase (decrease) due to re-estimation	(331)	-
Expenditures on decommissioning and rehabilitation obligations	-	(14)
Reversal of provision upon sale of Brewery Creek property (see note 13(d))	-	(511)
Accretion expense, included in finance costs	47	49

Balance – end of year	$3,803	$4,087

The Corporation’s decommissioning and rehabilitation provision consists of costs expected to be required in respect of ongoing reclamation and closure activities at the Brewery Creek property prior to its disposition, and costs expected to be required in respect of future reclamation and closure activities at the end of the life of the Bellekeno, Lucky Queen and Onek mines. These activities include water treatment, land rehabilitation, ongoing care and maintenance and other reclamation and closure related requirements.

As at December 31, 2013, the Corporation has provided reclamation security totaling $4,173,000 (2012 – $3,678,000) to the Government of Yukon in the form of term deposits held under safekeeping agreements, which funds are included in the Corporation’s non-current restricted cash and deposits.

The total undiscounted amount of the estimated cash flows required to settle the decommissioning and rehabilitation provision is estimated to be $4,780,000 (2012 – $4,585,000), which expenditures are expected to be incurred substantially over the course of the next 15 years. In determining the carrying value of the decommissioning and rehabilitation provision as at December 31, 2013, the Corporation has used a risk-free discount rate of 3.0% (2012 – 2.09% to 3.38%) and an inflation rate of 2.0% (2012 – 2.0%) ..

20.	Shareholders’ Equity

Effective April 23, 2013, the Corporation issued 2,100,000 flow-through common shares on a private placement basis at a price of $3.35 per share for aggregate gross proceeds of $7,035,000. Of the gross proceeds, $4,830,000 has been attributed to issued common shares, and the remaining $2,205,000 has attributed to the sale of tax benefits. Net proceeds from the issuance were $6,649,000, after issuance costs comprised of the agent’s commission of $472,000 and other issuance costs of $80,000, less the deferred income tax benefit of such costs of $166,000.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

21.	Share-Based Compensation

Incentive Stock Options

The Corporation has a stock option plan that was most recently approved by its shareholders on December 16, 2011. Under the plan and at the discretion of the board of directors, the Corporation may grant stock options to directors, officers, employees and consultants. The stock option plan is non-evergreen, meaning options exercised do not become available for re-granting, and requires that the exercise price of options granted not be less than the market price of the common shares at the time of granting. The maximum term of options granted under this plan is seven years, and other provisions including vesting and exercise price are determined at the discretion of the directors at the time of granting. Generally, the Corporation grants options with five year terms, vesting one third upon granting, one third after one year and one third after two years.

The stock option plan is non-rolling, with the maximum number of shares issuable set at 5,550,000. As at December 31, 2013, a total of 4,484,995 options were outstanding under the plan, and a total of 1,191,753 options remained available for granting.

In addition, as at December 31, 2013 a further 150,000 stock options were outstanding which were originally granted outside of the Corporation’s stock option plan and in accordance with the rules of the Toronto Stock Exchange.

The changes in incentive share options outstanding are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable on
	price	exercise	Amount

Balance – December 31, 2012	$5.07	4,634,995	$11,061

Stock options granted	$4.16	641,500	-
Share based compensation expense	-	-	2,585
Options exercised	$3.08	(45,000)	(65)
Options forfeited	$4.30	(1,195,832)	(2,377)

Balance – December 31, 2013	$5.16	4,035,663	$11,204

Balance – December 31, 2011	$4.41	4,292,661	$8,552

Stock options granted	$6.91	906,750	-
Share based compensation expense	-	-	3,462
Options exercised	$1.55	(389,834)	(328)
Options forfeited	$6.64	(174,582)	(625)

Balance – December 31, 2012	$5.07	4,634,995	$11,061

During the year ended December 31, 2013, the fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 1.4% (2012 – 1.3% to 1.5%) per annum, an expected life of options of 4 years (2012 – 4 years), an expected volatility of 70% based on historical volatility (2012 – 70% to 71%), an expected forfeiture rate of 4% (2012 – 9%) and no expected dividends (2012 – nil).

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Incentive share options outstanding and exercisable at December 31, 2013 are summarized as follows:

	Options Outstanding			Options Exercisable

	Number of			Number of
	Shares	Average	Average	Shares	Average
	Issuable on	Remaining	Exercise	Issuable on	Exercise
Exercise Price	Exercise	Life (Years)	Price	Exercise	Price

$1.65	292,500	2.21	$1.65	292,500	$1.65
$3.45	782,996	3.22	$3.45	759,997	$3.45
$4.16	503,000	4.06	$4.16	75,333	$4.16
$4.46	111,000	1.12	$4.46	111,000	$4.46
$4.99	526,500	0.05	$4.99	526,500	$4.99
$5.19	150,000	0.77	$5.19	150,000	$5.19
$5.38	50,000	0.42	$5.38	50,000	$5.38
$5.90	15,000	0.17	$5.90	15,000	$5.90
$6.92	627,000	3.07	$6.92	394,500	$6.92
$7.10	974,167	4.06	$7.10	854,834	$7.10
$8.13	3,500	4.36	$8.13	3,500	$8.13

	4,035,663	2.82	$5.16	3,233,164	$5.10

The weighted average share price at the date of exercise for options exercised during the year ended December 31, 2013 was $4.22 (2012 – $5.08) .

During the year ended December 31, 2013, the Corporation recorded total share-based compensation expense of $1,473,000 (2012 – $3,462,000) related to incentive share options, of which $213,000 (2012 – $558,000) is recorded to mineral properties, $1,311,000 (2012 – $2,984,000) has been charged to income, and the balance reflects the changes in share-based compensation expense capitalized within opening and ending ore and concentrate inventories for the period.

Subsequent to December 31, 2013, a further 717,000 incentive stock options have been granted under the Corporation’s incentive stock option plan, another 526,500 have expired unexercised and 15,000 have been forfeited.

Restricted Share Units (“RSUs”)

On December 14, 2012, the Corporation initiated a long-term incentive plan which provides for the issuance of RSUs in such amounts as approved by the Corporation’s Board of Directors. The RSU plan is considered an equity-settled share-based compensation arrangement, and is administered by a trustee. Each RSU entitles the participant to receive one common share of the Corporation subject to vesting criteria, with RSU grants vesting one third per year over a three year period. These RSUs are settled in common shares of the Corporation purchased by the plan trustee through the open market at the time of granting, using funds provided by the Corporation. The Corporation is required under IFRS to consolidate the plan trust, and the outstanding number of common shares reflected in these financial statements is reduced by the number of shares held by the plan trustee for future settlements.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The changes in RSUs outstanding are summarized as follows:

	Number of
	shares issued
	or issuable
	on vesting	Amount

Balance – December 31, 2012	130,000	$52

RSUs granted	315,000	-
Share-based compensation expense recognized	-	1,108
RSUs vested	(43,335)	(164)

Balance – December 31, 2013	401,665	$996

Balance – December 31, 2011	-	$-

RSUs granted	130,000	-
Share-based compensation expense recognized	-	52

Balance – December 31, 2012	130,000	$52

A total of 315,000 RSUs were granted in January 2013, with total grant-date fair value determined to be $1,376,000. Included in general and administrative expenses for the year ended December 31, 2013 is share-based compensation expense of $1,108,000 (2012 – $52,000) related to RSU awards. As at December 31, 2013, the plan trust held 401,665 common shares of the Corporation for future settlement of granted RSUs.

22.	Cost of Sales

The Corporation recorded cost of sales for the years ended December 31, 2013 and 2012 as follows:

	2013	2012

Mining operations –
Inventoried costs –
Direct production costs	$26,879	$37,358
Depreciation, depletion and share-based compensation	17,835	23,993
Inventory write-down	886	-
Subsidiary Agreement royalty cost	109	-
Silver streaming interest –
Market price of deliverable silver, net of amount receivable on delivery	7,326	14,213
Silver streaming interest amount recognized (see note 18)	(9,892)	(13,873)
	43,143	61,691

Environmental services –
Direct service costs	7,314	5,011
Depreciation	156	86
	7,470	5,097

	$50,613	$66,788

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

23.	General and Administrative Expenses

The Corporation recorded general and administrative expenses for the years ended December 31, 2013 and 2012 as follows:

	2013	2012

General and administrative expenses
Depreciation	$119	$190
Amortization of intangible assets	114	146
Business development and investor relations	628	724
Office, operating and non-operating overheads	2,506	4,899
Professional	1,085	1,418
Regulatory	193	257
Salaries and contractors	5,316	6,113
Share-based compensation	2,060	2,438
Travel	450	472

	$12,471	$16,657

24.	Total Expenditures by Nature

The Corporation’s total expenditures by nature, reconciled to total cost of sales, general and administrative and mine site care and maintenance expenses, for the years ended December 31, 2013 and 2012 are summarized as follows:

	2013	2012

Depreciation and amortization	$3,592	$3,670
Depletion	13,893	20,827
Business development and investor relations	628	724
Office, operating and non-operating overheads	7,980	13,955
Professional	4,519	5,036
Regulatory	193	257
Salaries and contractors	14,870	16,536
Share-based compensation	2,581	3,514
Travel	1,302	1,927
Exploration and evaluation – drilling, assaying and other external costs	6,667	12,696
Mining contractor	10,931	17,778
Concentrate transportation	3,767	6,270
Fuel and energy	2,587	4,709
Materials and supplies	3,565	5,366
Freight	1,110	1,585
Subsidiary Agreement royalty cost	109	-
Silver streaming interest, net	(2,566)	340

Total expenditures by nature	75,728	115,190

Adjusted for:
Capitalized mine development costs	(3,788)	(13,278)
Capitalized exploration and evaluation costs	(10,571)	(20,749)
Inventory write-down	866	-
Impact of change in inventory	2,059	2,282

Total cost of sales, general and administrative and mine site care and maintenance expenses	$64,294	$83,445

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

25.	Income Tax Expense

The major components of income tax expense for the years ended December 31, 2013 and 2012 are as follows:

(a)	The provision for income taxes consists of:

	2013	2012

Current
Income tax	$-	$-
Yukon mineral tax	220	448
US income tax	11	1

Total current tax provision	231	449

Deferred
Income tax	(10,830)	3,571
Yukon mineral tax	(1,030)	539

Total deferred tax provision (recovery)	(11,860)	4,110

Total income tax provision (recovery)	$(11,629)	$4,559

(b)	The income tax provision differs from the amount that would result from applying the Canadian federal and provincial tax rate to income before taxes. These differences result from the following items:

	2013	2012

Accounting income (loss) before taxes	$(62,079)	$7,979
Federal and provincial income tax rate of 25.75% (2012 – 25%)	(15,960)	1,995

Non-deductible permanent differences	464	937
Differences in foreign exchange rates	(90)	(45)
Effect of difference in tax rates	(2,544)	336
Change in benefits not recognized	7,411	280
Yukon mineral tax	(804)	846
Change in estimate	(105)	189
Other	(1)	21
	4,331	2,564

Provision for (recovery of) income taxes	$(11,629)	$4,559

During the year, the Canadian statutory tax rate increased to 25.75% due to legislated provincial tax rate changes.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(c)

The movement in deferred tax assets and liabilities during the year by type of temporary difference, without taking into consideration the offsetting balances within the same tax jurisdiction, is as follows:

Deferred tax liabilities	Mineral	Inventory	Property,	Yukon	Other	Total
	Property		Plant and	Mining
	Interest		Equipment	Tax

December 31, 2011	$(10,487)	$(733)	$(2,404)	$(733)	$(856)	$(15,213)
Credited (charged) to the income statement	(7,270)	62	(2,439)	(539)	(39)	(10,225)
Charged directly to equity	-	-	-	-	-	-

December 31, 2012	(17,757)	(671)	(4,843)	(1,272)	(895)	(25,438)
Credited (charged) to the income statement	7,240	545	2,903	1,028	632	12,348
Charged directly to equity	-	-	-	-	-	-

December 31, 2013	$(10,517)	$(126)	$(1,940)	$(244)	$(263)	$(13,090)

Deferred tax assets	Mineral	Loss	Property,	Decommissioning	Other	Total
	Property	Carry	Plant and	and rehabilitation
	Interest	Forward	Equipment	provision

December 31, 2011	$215	$567	$2,025	$917	$1,504	$5,228
Credited (charged) to the income statement	3,406	4,282	(1,574)	240	(239)	6,115
Charged directly to equity	-	-	-	-	-	-

December 31, 2012	3,621	4,849	451	1,157	1,265	11,343
Credited (charged) to the income statement	(1,121)	552	(6)	(16)	(602)	(1,193)
Charged directly to equity	-	-	-	-	165	165

December 31, 2013	$2,500	$5,401	$445	$1,141	$828	$10,315

Net deferred tax liabilities

December 31, 2012						$(14,095)

December 31, 2013						$(2,775)

(d)

At December 31, 2013, the Corporation has the following deductible temporary differences and unused non-capital losses available to offset future taxable income, but for which no deferred tax asset has been recognized. These amounts relate to subsidiaries that have a history of losses, and there is not yet adequately-convincing evidence that the subsidiaries will generate sufficient future taxable income to enable offset.

Unused non-capital losses	$5,130
Mineral property interest	21,315
Other	2,385

$28,830

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The unused non-capital losses for which no deferred tax asset has been recognized expire as follows:

	Canada	US	Total

2025	$-	$-	$-
2026	-	-	-
2027	-	-	-
2028	-	586	586
2029	-	780	780
2030	43	939	982
2031	348	765	1,113
2032	131	55	186
2033	1,483	-	1,483

	$2,005	$3,125	$5,130

26.	Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2013 and 2012:

	2013	2012
Numerator
Net income (loss) for the year	$(50,450)	$3,420

Denominator
For basic – weighted average number of shares outstanding	61,968,376	60,256,688
Effect of dilutive securities – incentive share options	-	800,174
For diluted – adjusted weighted average number of shares outstanding	61,968,376	61,056,862

Earnings (Loss) Per Share
Basic	$(0.81)	$0.06
Diluted	$(0.81)	$0.06

Incentive stock options to acquire 3,743,000 shares were outstanding at December 31, 2013 but were not included in the computation of diluted earnings per share for the year then ended because to do so would have been anti-dilutive given the Corporation recorded a net loss in that year. Incentive stock options to acquire 2,154,000 shares were outstanding at December 31, 2012 but were not included in the computation of diluted earnings per share for the year then ended because to do so would have been anti-dilutive given their exercise price was greater than the average market price of the Corporation's shares over that year.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

27.	Financial Instruments

Financial Assets and Liabilities

Information regarding the carrying amounts of the Corporation’s financial assets and liabilities is summarized as follows:

	Fair Value
	Hierarchy
	Classification	2013	2012
Loans and receivables –
Cash and cash equivalents	Level 1	$8,610	$23,088
Accounts receivable other than those arising from sales of concentrates	Level 2	4,873	5,534
		13,483	28,622

Fair value through profit or loss –
Accounts receivable arising from sales of concentrates	Level 2	56	4,263
Long-term investment in warrants	Level 2	14	111
		70	4,374

Held to maturity investments –
Restricted cash and deposits –
Term deposits	Level 2	9,460	8,934

Available for sale –
Long-term investment in common shares	Level 1	525	2,588

Financial liabilities –
Accounts payable and accrued liabilities	Level 2	(2,220)	(15,596)

		$21,318	$28,922

The carrying amounts of all of the Corporation’s financial assets and liabilities reasonably approximate their fair values.

Accounts receivable arising from sales of concentrates includes exposure to changes in metal prices between initial revenue recognition and final settlement, which could occur up to a number of months subsequent to initial recognition. Measurement of such exposure is based on estimated prices for contained payable metal on which final settlement will be determined, with such estimates based on quoted forward prices.

All term deposits carried initial maturity periods of twelve months or less and are high grade, low risk investments held with major financial institutions in Canada, generally yielding between 1% and 2% per annum.

The fair value of the investment in warrants at December 31, 2013 was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 1.10% per annum (2012 – 1.10%), an expected life equal to full remaining term, an expected volatility of 103% (2012 – 69%) and no expected dividends.

Financial Instrument Risk Exposure

The Corporation’s activities expose it to a variety of financial risks: market risk (including price risk, currency risk and interest rate risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks in cooperation with the Corporation’s operating units. The Corporation’s overall risk management program seeks to minimize potential adverse effects on the Corporation’s financial performance, in the context of its general capital management objectives as further described in note 28.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Price Risk

Under the terms of the off-take agreements by which the Bellekeno mine concentrates are sold, pricing is based on future metal prices, the final settlement of which could occur up to a number of months subsequent to initial recognition of the sale. Initial recognition of the sale is based on estimated final settlement prices, and the exposure to changes in metal prices between initial recognition and final settlement represents an embedded derivative within accounts receivable arising from sales of concentrate. The Corporation is primarily exposed to changes in the market price for silver, lead and zinc, all of which are actively traded commodities, the prices of which are affected by numerous macroeconomic factors such as interest rates, exchange rates, inflation or deflation, global and regional supply and demand and general worldwide political and economic conditions, as well as fluctuations of the value of the US dollar given the price of each of these metals on the world market is widely quoted in that currency. Management monitors these various factors as part of its overall capital management activities, including tracking published analyst commodity price forecasts. In situations of significant anticipated volatility in metal prices or where warranted by unique project-specific circumstances, management may consider hedging the metal prices to which it is exposed. However, it is the Corporation’s primary policy that it will not hedge the metal prices to which it is exposed, particularly that for silver.

As at December 31, 2013, final pricing had been established for all concentrate sales not yet fully settled. Accordingly, as at December 31, 2013, if prices for all of silver, lead and zinc had been 10% higher or lower, recorded revenues would have correspondingly increased or decreased by $nil (2012 – $1,111,000) due to the increase in the value of the embedded derivative at that date. If only the price of silver had been 10% higher or lower, recorded revenues would have increased or decreased $nil (2012 – $942,000).

Currency Risk

Substantially all of the Corporation’s property, plant and equipment and mineral properties are located in Canada; all of its mining operations occur in Canada; and a significant majority of its environmental services revenues are earned in Canada. However, with the commencement of commercial production at the Bellekeno mine, the Corporation’s exposure to US dollar currency risk has significantly increased as sales of concentrate are effected in US dollars. In addition, a portion of its environmental services revenues, and receivables arising therefrom, are also denominated in US dollars. As well, while a significant majority of the Corporation’s operating costs are denominated in Canadian dollars, it does have some exposure to costs, and therefore accounts payable and accrued liabilities, denominated in US dollars. The Corporation is exposed to currency risk at the balance sheet date through the following financial assets and liabilities, which are denominated in US dollars:

	December 31	December 31
	2013	2012

Cash and demand deposits	$3,027	$1,492
Accounts and other receivable	1,129	4,793
Accounts payable and accrued liabilities	(512)	(933)

Net exposure	$3,644	$5,352

Based on the above net exposure at December 31, 2013, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an approximately $364,000 decrease or increase respectively in both net and comprehensive earnings (2012 – $535,000). The Corporation has not employed any currency hedging programs during the current period.

Interest Rate Risk

The Corporation has no significant exposure at December 31, 2013 or 2012 to interest rate risk through its financial instruments.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Credit Risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its obligations. The Corporation’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

	December 31	December 31
	2013	2012

Trade receivables, net of provision –
Currently due	$729	$4,390
Past due by 90 days or less, not impaired	1,448	1,871
Past due by greater than 90 days, not impaired	602	2,199
	2,779	8,460

Cash	4,855	2,305
Demand deposits	3,755	20,783
Term deposits	9,460	8,934

	$20,849	$40,482

Substantially all of the Corporation’s cash, demand deposits and term deposits are held with major financial institutions in Canada, and management believes the exposure to credit risk with respect to such institutions is not significant. Those financial assets that potentially subject the Corporation to credit risk are primarily receivables. Management actively monitors the Corporation’s exposure to credit risk under its financial instruments, particularly with respect to receivables. The Corporation considers the risk of material loss to be significantly mitigated due to the financial strength of the parties from whom the receivables are due, including with respect to trade accounts receivable as the Corporation’s major customers include government organizations as well as substantial corporate entities. As at December 31, 2013, trade receivables are recorded net of a recoverability provision of $485,000 (2012 – $950,000).

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its obligations associated with financial liabilities. The Corporation has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements as well as the growth and development of its mining projects. The Corporation coordinates this planning and budgeting process with its financing activities through the capital management process described in note 28. The Corporation’s financial liabilities are comprised of its accounts payable and accrued liabilities, the contractual maturities of which at the balance sheet date are summarized as follows:

	December 31	December 31
	2013	2012

Accounts payable and accrued liabilities with contractual maturities –
Within 90 days or less	$2,220	$15,596
In later than 90 days, not later than one year	-	-

	$2,220	$15,596

Under the agreement with Silver Wheaton (see note 18), as of June 15, 2015, if mining operations remain suspended or the 400 tonne per day throughput test has not yet been completed, the Corporation may be required to refund an amount to Silver Wheaton depending on the extent to which it has achieved such test, the maximum amount of which refund would be US$9,750,000.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

28.	Management of Capital

The capital managed by the Corporation includes the components of shareholders’ equity as described in the consolidated statements of shareholders’ equity. The Corporation is not subject to externally imposed capital requirements.

The Corporation’s objectives of capital management are to create long-term value and economic returns for its shareholders. It does this by seeking to maximize the availability of finance to fund the growth and development of its mining projects, and to support the working capital required to maintain its ability to continue as a going concern. The Corporation manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its assets, seeking to limit shareholder dilution and optimize its cost of capital while maintaining an acceptable level of risk. To maintain or adjust its capital structure, the Corporation considers all sources of finance reasonably available to it, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. The Corporation’s overall strategy with respect to management of capital at December 31, 2013 remains fundamentally unchanged from the year ended December 31, 2012.

29.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the years ended December 31, 2013 and 2012 is summarized as follows:

	2013	2012

Operating Cash Flows Arising From Interest and Taxes
Interest received	$265	$490
Interest paid	$-	$-
Income taxes paid	$(361)	$(352)

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties	$213	$558
Increase (decrease) in non-cash working capital related to:
Mining operations properties	$2,963	$(2,373)
Exploration and evaluation properties	$3,210	$(1,314)
Property, plant and equipment	$4	$313
Prepaid expenses and other current assets	$-	$-

30.	Segmented Information

The Corporation had two operating segments during the years ended December 31, 2013 and 2012, being environmental services carried out through AEG, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation; and mining operations, including the operating Bellekeno mine, producing silver, lead and zinc in the form of concentrates. The Corporation also had two non-operating segments, being exploration of mineral properties, which includes exploration and evaluation activities; and the corporate segment, which includes the Corporation’s executive head office and general corporate administration and activity. Reportable segments are identified based on differences in products, services and business activities. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge. During the second quarter of 2013, both the Lucky Queen and Onek property assets were transferred from the exploration segment to the mining operations segment, as a result of the receipt of remaining operating permits. Revenue from non-Canadian customers of both operating segments was derived primarily from the United States.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at and for the year ended	Environmental	Mining
December 31, 2013	Services	Operations	Exploration	Corporate	Total

Segment revenues –
External customers –
Canadian	$10,516	$-	$-	$-	$10,516
Non-Canadian	5,803	43,114	-	-	48,917
Intersegment	2,734	-	-	-	2,734
Total segment revenues	19,053	43,114	-	-	62,167
Intersegment revenues eliminated on consolidation	(2,734)	-	-	-	(2,734)
Total revenues as reported	16,319	43,114	-	-	59,433

Cost of sales	7,470	43,143	-	-	50,613
Depreciation and amortization	141	-	-	735	876
Share-based compensation	393	464	-	1,203	2,060
Other G&A expenses	3,187	2,550	-	5,008	10,745
Foreign exchange gain	3	(254)	-	69	(182)
Investment income	(5)	1	-	(242)	(246)
Finance costs	-	47	-	-	47
Derivative loss	-	-	-	98	98
Write-down of mineral properties	-	51,840	-	-	51,840
Write-down of property, plant and equipment	-	3,501	-	-	3,501
Loss on impaired long term investments	-	-	-	2,160	2,160

Segment income (loss) before taxes	$5,130	$(58,178)	$-	$(9,031)	$(62,079)

Total assets	$12,940	$37,417	$72,494	$8,362	$131,213

As at and for the year ended	Environmental	Mining
December 31, 2012	Services	Operations	Exploration	Corporate	Total

Segment revenues –
External customers –
Canadian	$5,298	$-	$-	$-	$5,298
Non-Canadian	2,685	76,725	-	-	79,410
Intersegment	4,011	-	-	-	4,011
Total segment revenues	11,994	76,725	-	-	88,719
Intersegment revenues eliminated on consolidation	(4,011)	-	-	-	(4,011)
Total revenues as reported	7,983	76,725	-	-	84,708

Cost of sales	5,097	61,691	-	-	66,788
Depreciation and amortization	207	-	-	129	336
Share-based compensation	652	352	-	1,434	2,438
Other G&A expenses	2,906	1,717	-	9,258	13,881
Foreign exchange gain	138	27	-	159	324
Investment income	(9)	-	-	(739)	(748)
Finance costs	-	46	-	-	46
Gain on sale of mineral property	-	-	-	(6,344)	(6,344)
Derivative loss	57	-	(55)	6	8

Segment income (loss) before taxes	$(1,065)	$12,892	$55	$(3,903)	$7,979

Total assets	$12,305	$87,483	$84,405	$28,107	$212,300

The Bellekeno mine produces a silver-lead concentrate and a zinc-silver concentrate, both readily marketable with no deleterious elements. During the years ended December 31, 2013 and 2012, all of the concentrate produced by the mining operations was sold under off-take agreements to a single customer for smelting and refining. Revenue from mining operations was derived as follows from payable metals contained in concentrate:

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

	2013	2012

Silver	$34,668	$63,731
Lead	10,926	16,275
Zinc	2,822	4,256
Gold	525	509
	48,941	84,771

Smelter treatment and refining charges	(5,827)	(8,046)

Reported mining operations revenue	$43,114	$76,725

31.	Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel.

(a) Key Management Personnel Compensation

	2013	2012

Salaries and other short-term benefits	$2,150	$4,038
Termination benefits	-	714
Share-based compensation	1,923	1,738

	$4,073	$6,490

Key management includes the Corporation’s Board of Directors and members of senior management.

(b)	Other Related Party Transactions

During the year ended December 31, 2012, the Corporation rented certain office space under an agreement with Access Field Services, a company owned by certain individuals who were at certain times executive officers of the Corporation and its subsidiary Access. On May 31, 2012, the Corporation purchased the rental office space from Access Field Services for its appraised fair market value of $1,205,000. During the year ended December 31, 2012, through to May 31, 2012, the Corporation incurred rent expenses of $57,127 with Access Field Services.

These transactions were in the ordinary course of operations on normal commercial terms. The resulting accounts payable and accrued liabilities were payable under normal third-party trade payable terms and conditions.

32.	Commitments

As at December 31, 2013, the Corporation’s contractual obligations are as follows:

(a) The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases as are as follows:

2014	$425
2015	363

$788

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(b)

As a consequence of its commitment to renounce deductible exploration expenditures to the purchasers of flow-through shares (see note 20), the Corporation is required to incur further renounceable exploration expenditures totaling $5,008,000 by December 31, 2014.

(c)	The Corporation’s other contractual obligations, including with respect to capital asset expenditures, totaled approximately $370,000.